

August 29, 2013

<u>Via E-mail</u>
Chang Ya-Ping
Chief Executive Officer
Tiger Jiujiang Mining, Inc.
6F, No. 81 Meishu East 6 Road
Kaohsiung, Taiwan

  Re: Tiger Jiujiang Mining, Inc.
    Form 10-K for the Fiscal Year Ended February 28, 2013
    Filed May 29, 2013
    File No. 000-54567

Dear Ms. Ya-Ping:

  We have received your response letter dated August 22, 2013 and do not have any further comments at this time.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining